Exhibit 99.1

Ku6 Media Reports Unaudited Financial Results

For the Third Quarter of Fiscal Year 2015

BEIJING, China, November 20, 2015 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Management Comments

Mr. Feng Gao, Chief Executive Officer of Ku6 Media, commented, “The third quarter represented a period of advancement in our services, as well as positive trends in our financials. We have consistently seen user expansion as individuals are providing a wider variety of content on our platform. Ku6 is focusing on the trend toward video social communication with the creation of our ‘Model Interactive Community’. We are also expanding our share of the mobile market through the launching of the mobile application ‘Modo’, which is part of our cooperation agreement with Beijing Modo. Ultimately, our goal is to continue to increase user traffic while simultaneously enhancing our advertising partnerships. In the third quarter, we have increased revenues and continued to progress towards profitability, and have been pleased with our current trends heading into 2016.”

Third Quarter 2015 Highlights (1)

•                      Total revenues were US$2.45 million (RMB15.46 million) in the third quarter of 2015, as compared to total revenues of US$2.38 million in the second quarter of 2015 and US$1.62 million in the third quarter of 2014.

•                      Net loss was US$0.64 million (RMB4.03 million) in the third quarter of 2015, as compared to a net loss of US$0.67 million in the second quarter of 2015 and US$0.93 million in the third quarter of 2014.

•                      Basic and diluted loss per ADS was US$0.01 (RMB0.09) in the third quarter of 2015, as compared to US$0.01 in the second quarter of 2015 and US$0.02 in the third quarter of 2014.

•                      Cash and cash equivalents were US$7.91 million (RMB50.25 million) as of September 30, 2015.

•                      Net cash used in operating activities was US$0.32 million (RMB 1.97 million) in the third quarter of 2015, as compared to net cash provided by operating activities of US$0.78 million in the second quarter of 2015 and net cash used in operating activities of US$3.00 million in the third quarter of 2014.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.3556, representing the noon buying rate as of September 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on September 30, 2015 or at any other rate.

Recent Business Developments

Company Extends Advertising Agency Agreement with Partner Huzhong

On August 29, 2015, the Company entered into a supplemental advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), pursuant to which the service price charged to Huzhong increased by a certain percentage in the following 12 months before the next price negotiation may occur. There were no other changes to the existing advertising agency agreement, which will expire on December 31, 2017.

Business Expansion Into Video Social Communication

In July 2015, the Company entered into agreements with two third parties to set up a new media company, Beijing Modo Media Co., Ltd. (“Beijing Modo”), in which Ku6 Media holds a 30% equity interest. Beijing Modo operates a social platform named “Modo” that allows users to engage in real-time online group activities through voice, text and video. Users on the Modo platform may consume virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. The Company contributes business skills and technical support to Beijing Modo.

Third quarter 2015 Financial Results

Total revenues were US$2.45 million (RMB15.46 million) in the third quarter of 2015, representing an increase of 2.9% from US$2.38 million in the second quarter of 2015 and an increase of 51.8% from US$1.62 million in the third quarter of 2014. The Company reported higher revenues due to increased rate and volume from its advertising partner compared to the prior year.

Cost of revenues was US$2.05 million (RMB12.92 million) in the third quarter of 2015, representing a decrease of 5.3% from US$2.17 million in the second quarter of 2015 and a decrease of 17.4% from US$2.48 million in the third quarter of 2014.

The decrease in cost of revenues, as compared to the third quarter of 2014, was primarily due to (a) a decrease in bandwidth costs by US$0.18 million as we optimized bandwidth efficiency in 2015; (b) a decrease of depreciation costs by US$0.15 million as certain fixed assets were fully depreciated in the third quarter of 2015. These factors also contributed to the decrease from the second quarter of 2015.

Gross profit was US$0.40 million (RMB2.54 million) in the third quarter of 2015, as compared to gross profit of US$0.22 million in the second quarter of 2015 and gross loss of US$0.87 million in the third quarter of 2014.

Operating expenses were US$1.01 million (RMB6.36 million) in the third quarter of 2015, as compared to US$1.06 million in the second quarter of 2015, representing a decrease of 4.4%. Operating expenses reflected a decrease of 36.9% from US$1.60 million in the third quarter of 2014.

The decrease in operating expenses, as compared to the third quarter of 2014, was mainly attribute to (a) a decrease of office rental expenses by US$0.18 million as we reduced office space in the second quarter of 2015, and (b) a reversal of US$0.24 million of accrued litigation expenses in the third quarter of 2015, as compared to a reversal of US$0.04 million incurred in the third quarter of 2014. This reversal contributed to the decrease in operating expenses from the second quarter of 2015 as well.

Operating loss was US$0.61 million (RMB3.82 million) in the third quarter of 2015, as compared to operating loss of US$0.84 million in the second quarter of 2015 and US$2.47 million in the third quarter of 2014.

Net loss was US$0.64 million (RMB4.03 million) in the third quarter of 2015, as compared to US$0.67 million in the second quarter of 2015 and US$0.93 million in the third quarter of 2014.

Net loss per basic and diluted ADS was US$0.01 (RMB0.09) in the third quarter of 2015, as compared to US$0.01 in the second quarter of 2015 and US$0.02 in the third quarter of 2014. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.7 million in the third quarter of 2015, 47.6 million in the second quarter of 2015 and 47.6 million in the third quarter of 2014.

Balance Sheet Highlights

As of September 30, 2015, the Company had US$7.91 million (RMB50.25 million) in cash and cash equivalents, as compared to US$4.38 million as of December 31, 2014. The increase was primarily attributable to a loan of US$4.84 million extended from Mr. Xudong Xu, our previous significant shareholder in March 2015. On May 12, 2015, following our change of ownership, the US$4.84 million loan was assumed by Shanda Computer (Shanghai) Co., Ltd (“Shanda Computer”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing services, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

Contact:

For further information, please contact:

At the Company:

Ms. Wendy Xuan

Investor Relations Manager
Telephone: +86 10 5758 6819
ir@ku6.com

Investor Relations:

The Equity Group Inc.

Ms. Katherine Yao,

Senior Associate

Telephone: +86 10 6587 6435

kyao@equityny.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

	December	September 30,	September 30,
(Amounts in thousands,	31, 2014	2015	2015
except for number of shares)	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,380	7,906	50,250
Accounts receivable, net	114	84	536
Accounts receivable due from related parties	1	23	147
Prepaid expenses and other current assets	490	570	3,623
Other receivables due from related parties	3	3	18
Total current assets	4,988	8,586	54,574
Non-current assets:
Property and equipment, net	294	32	206
Investment in equity affiliate	—	177	1,127
Deposits and other non-current assets	348	—	—
TOTAL ASSETS	5,630	8,795	55,907

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	3,076	3,165	20,116
Accounts payable due to related parties	710	615	3,909
Accrued expenses and other current liabilities	5,980	5,894	37,472
Related party loan payable	—	4,720	30,000
Total liabilities	9,766	14,394	91,497

Shareholders’ deficit:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,763,360,860 and 4,771,610,860 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively)	238	239	1,516
Additional paid-in capital	184,538	185,025	1,175,944
Accumulated deficit	(187,096)	(189,230)	(1,202,670)
Accumulated other comprehensive loss	(1,816)	(1,633)	(10,380)
Total shareholders’ deficit	(4,136)	(5,599)	(35,590)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	5,630	8,795	55,907

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

	For the Three Months Ended								For the Nine Months Ended
(Amounts in thousands, except for	September 30,		June 30,		September 30,		September 30,		September 30,		September 30,,		September 30,
number of shares and ADS and per	2014		2015		2015		2015		2014		2015		2015
share and per ADS data)	US$		US$		US$		RMB		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Third parties	924		2,384		2,413		15,212		1,722		7,145		44,563
Related parties	692		—		40		251		3,396		40		251
Total revenues	1,616		2,384		2,453		15,463		5,118		7,185		44,814

Cost of revenues:
Third parties	2,245		1,937		1,835		11,564		9,057		5,607		34,959
Related parties	238		228		215		1,358		698		657		4,101
Total cost of revenues	2,483		2,165		2,050		12,922		9,755		6,264		39,060

Gross profit / (loss)	(867)		219		403		2,541		(4,637)		921		5,754

Operating expenses:
Product development	18		—		—		—		1,377		—		—
Sales and marketing	146		272		288		1,814		768		752		4,690
General and administrative	1,436		784		722		4,550		6,068		2,441		15,214
Total operating expenses	1,600		1,056		1,010		6,364		8,213		3,193		19,904

Operating loss	(2,467)		(837)		(607)		(3,823)		(12,850)		(2,272)		(14,150)

Interest income	6		61		52		329		35		127		798
Other income	77		189		5		32		674		206		1,266
Interest expense - related party loan	—		(78)		(79)		(498)		—		(183)		(1,142)
Gain from disposal of equity interest in affiliates	1,452		—		—		—		1,452		—		—
Equity in loss of affiliate	—		—		(12)		(73)		—		(12)		(73)
Loss before income tax benefit	(932)		(665)		(641)		(4,033)		(10,689)		(2,134)		(13,301)

Income tax benefit	—		—		—		—		—		—		—

Net loss	(932)		(665)		(641)		(4,033)		(10,689)		(2,134)		(13,301)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)
Weighted average shares used in per share calculation — basic/diluted	4,755,993,958		4,764,014,706		4,771,610,860		4,771,610,860		4,740,312,505		4,766,392,341		4,766,392,341

Loss per ADS - basic and diluted
Net loss	US$	(0.02)	US$	(0.01)	US$	(0.01)	RMB	(0.09)	US$	(0.23)	US$	(0.05)	RMB	(0.28)
Weighted average ADSs used in per ADS calculation — basic/diluted	47,559,940		47,640,147		47,716,109		47,716,109		47,403,125		47,663,923		47,663,923

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2015	2014	2015	2015
(Amounts in thousands)	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(932)	(665)	(641)	(4,033)	(10,689)	(2,134)	(13,301)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation expenses	169	59	78	494	457	213	1,333
Depreciation and amortization	253	107	73	462	847	292	1,817
Equity in loss of affiliated company	—	—	12	73	—	12	73
Bad debt provision	58	—	—	—	989	—	—
Gain on derecognition of aged operating liabilities	(9)	—	—	—	(207)	(14)	(86)
Exchange losses (gains)	(77)	3	56	355	(34)	30	177
Gain on disposal of property and equipment	—	(19)	(24)	(153)	—	(114)	(705)
Gain from disposal of equity interest in affiliates	(1,452)	—	—	—	(1,452)	—	—
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(98)	138	86	549	(994)	29	196
Prepaid expenses and other current assets	(222)	9	(116)	(737)	(136)	(8)	(65)
Amount due from related parties	(711)	—	(22)	(141)	5,623	(22)	(141)
Deposits and other non-current assets	—	348	—	—	(18)	348	2,159
Accounts payable	(277)	585	(351)	(2,228)	(572)	91	516
Accrued expenses and other current liabilities	60	130	642	4,079	(1,191)	(49)	(204)
Amount due to related parties	242	89	(108)	(689)	616	(120)	(767)
Net cash provided by (used in) operating activities	(2,996)	784	(315)	(1,969)	(6,761)	(1,446)	(8,998)
Cash flows from investing activities:
Purchases of property and equipment	—	(13)	(1)	(9)	(192)	(14)	(88)
Proceeds from disposal of property and equipment	—	19	24	153	—	114	705
Repayment of loans from related parties controlled by Shanda	—	—	—	—	484	—	—
Proceeds from disposal of equity interest in affiliates	1,452	—	—	—	1,452	—	—
Net cash provided by (used in) investing activities	1,452	6	23	144	1,744	100	617
Cash flows from financing activities:
Proceeds from exercise of stock options	77	13	—	—	339	13	80
Borrowings from related parties controlled by Shanda	—	—	—	—	5,797	4,839	30,000
Net cash provided by financing activities	77	13	—	—	6,136	4,852	30,080
Effect of exchange rate changes on cash and cash equivalents	—	(1)	20	1,374	(17)	20	1,371
Net increase (decrease) in cash and cash equivalents	(1,467)	802	(272)	(451)	1,102	3,526	23,070
Cash and cash equivalents, beginning of period	4,240	7,376	8,178	50,701	1,671	4,380	27,180
Cash and cash equivalents, end of period	2,773	8,178	7,906	50,250	2,773	7,906	50,250